                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ---------------

                                   SCHEDULE TO
                                 (RULE 14d-100)

       Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
                       the Securities Exchange Act of 1934

                                (AMENDMENT NO. 1)

                                    IBP, INC.
                            (Name of Subject Company)

                          LASSO ACQUISITION CORPORATION
                                TYSON FOODS, INC.
                        (Name of Filing Persons-Offeror)

                     COMMON STOCK, PAR VALUE $0.05 PER SHARE
                         (Title of Class of Securities)

                                 ---------------

                                    449223106
                      (Cusip Number of Class of Securities)

                                 LES R. BALEDGE
                                TYSON FOODS, INC.
                             2210 West Oaklawn Drive
                         Springdale, Arkansas 72762-6999
                            Telephone: (501) 290-4000

       (Name, Address and Telephone Number of Person Authorized to Receive
             Notices and Communications on Behalf of Filing Persons)
                                   Copies to:

                                 Mel M. Immergut

                                Lawrence Lederman

                       Milbank, Tweed, Hadley & McCloy LLP

                            One Chase Manhattan Plaza

                            New York, New York 10005

                            Telephone: (212) 530-5732

                            CALCULATION OF FILING FEE

         Transaction valuation*                      Amount of filing fee
         ---------------------                       --------------------
         $1,579,978,050                              $315,995.61

* Estimated for purposes of calculating the amount of the filing fee only.

The amount assumes the purchase of a total of 52,665,935 shares of the outstanding common stock, par value $0.05 per share (the "Shares"), of IBP, inc., a Delaware corporation (the "Company"), at a price per Share of $30.00 in cash. Such number of Shares, together with the 574,200 Shares owned by Tyson Foods, Inc., a Delaware corporation ("Tyson"), represents approximately 50.1% of the 106,267,735 Shares outstanding as of June 29, 2001 (as disclosed by the Company in its Solicitation/Recommendation Statement on Schedule 14D-9 filed July 3, 2001.)

[X] Check box if any part of the fee is offset as provided by Rule 0- 11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.



Amount Previously Paid:    $315,995.61      Filing Party:     Tyson Foods, Inc. (Offeror Parent)
                                                              and Lasso Acquisition Corporation

Form or Registration No.:  Schedule TO      Date Filed:       December 12, 2000,
                                                              December 29, 2000,
                                                              January 2, 2001 and
                                                              July 3, 2001

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1.

[_]  issuer tender offer subject to Rule 13e-4.

[_]  going-private transaction subject to Rule 13e-3.

[_]  amendment to Schedule 13D under Rule 13d-2.

[_] Check the following box if the filing is a final amendment reporting the results of the tender offer.

AMENDMENT NO. 1 TO TENDER OFFER STATEMENT

     This Amendment No. 1 to the Tender Offer Statement on Schedule TO (as amended hereby, the "Schedule TO") relates to the offer by Lasso Acquisition Corporation, a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Tyson, to purchase up to the number of outstanding Shares, which, together with the Shares owned by Tyson, constitutes 50.1% of the outstanding Shares at $30.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 3, 2001 (as amended, from time to time, the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase constitutes the "Offer"). On July 5, 2001, Tyson issued a press release announcing that the Offer would expire at 12:00 Midnight, New York City time, on Friday, August 3, 2001, unless the Offer is extended. Attached hereto as Exhibit (a)(14) is the press release and the information contained therein is incorporated herein by reference.

     Except as amended below, the information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 11 of this Schedule TO.

Items 1 through 9 and 11.

     The Offer, proration period and withdrawal rights will expire at 12:00 Midnight, New York City time, on Friday, August 3, 2001, unless the Offer is extended. All references in the Offer to Purchase to "Tuesday, July 31, 2001" are hereby amended and restated to refer to "Friday, August 3, 2001".

Item 10. Financial Statements.

(a) Within the section entitled "Certain Comparative and Pro Forma Information" of the Offer to Purchase, the table entitled "Tyson Foods, Inc. - Unaudited Pro Forma Combined Condensed Statement of Income, Fiscal Year Ended September 30, 2000" is hereby amended and restated in its entirety as follows:

                                TYSON FOODS, INC.
           Unaudited Pro Forma Combined Condensed Statement of Income

                      Fiscal Year Ended September 30, 2000
               (in millions of dollars, except per share amounts)


                                                     (a)            (b)             (c)    (a)+(b)+(c)
                                                    Tyson                              Pro Forma
                                                                               --------------------------
                                                 Foods,  Inc.      IBP, Inc.   Adjustments      Combined
                                                 ------------    ----------    -----------     ---------
Sales .........................................   $  7,157.8  $   16,674.7     $  --           $ 23,832.5
Cost of sales .................................      6,043.4      15,630.6        --             21,674.0
                                                  ----------      --------      ---------    ------------

                                                     1,114.4       1,044.1        --              2,158.5
Expenses:
     Selling, general and administrative ......        765.9         552.0          50.0          1,335.6
                                                      --            --               1.7           --
                                                      --            --             (34.0)(3)       --

     Other ....................................       --              31.3        --                 31.3
                                                  ----------      --------      ---------    ------------
Operating income ..............................        348.5         460.8         (17.7)           791.6
Other expenses:
     Interest .................................        115.0          83.2         117.3(4)         315.5
     Other ....................................         (1.2)       --            --                 (1.2)
                                                  ----------      --------      ---------    ------------
Income before taxes on income, accounting
   change and extraordinary loss ..............        234.7         377.6        (135.0)           477.3
Provision for income taxes ....................         83.5         142.1         (44.6)(5)        181.0
Minority interest .............................          --            --            --               --
                                                  ----------      --------      ---------    ------------
Net income before accounting change and
   extraordinary loss .........................   $    151.2      $  235.5      $  (90.4)    $      296.3
                                                  ==========      ========      =========    ============
Weighted average shares outstanding
     Basic ....................................        225.0         105.9        --                351.5
     Diluted ..................................        226.0         107.1        --                354.7
Earnings per share before accounting change and
   extraordinary loss
     Basic ....................................        $0.67      $   2.22        --         $       0.84
     Diluted ..................................        $0.67      $   2.20        --         $       0.84

                            See accompanying notes.

(b) Within the section entitled "Certain Comparative and Pro Forma Information" of the Offer to Purchase, the table entitled "Tyson Foods, Inc. - Unaudited Pro Forma Combined Condensed Statement of Income, Six Months Ended March 31, 2001" is hereby amended and restated in its entirety as follows:

                                TYSON FOODS, INC.

           Unaudited Pro Forma Combined Condensed Statement of Income

                         Six Months Ended March 31, 2001

               (in millions of dollars, except per share amounts)

                                                                                      (c)       (a)+(b)+(c)
                                                         (a)           (b)                Pro Forma
                                                    Tyson Foods,                ---------------------------
                                                        Inc.        IBP, Inc.    Adjustments     Combined
                                                    ------------    ---------   ------------  -------------
Sales ..........................................   $   3,570.8  $   8,537.6      $ --         $   12,108.4
Cost of sales ..................................       3,093.7      8,099.7        --             11,193.4
                                                   -----------  -----------      -----------   -----------
                                                         477.1        437.9        --                915.0
Expenses:
     Selling, general and administrative .......         386.0        360.1         25.0(1)         754.9
                                                           --           --           0.8(2)           --
                                                           --           --         (17.0)(3)          --

     Other .....................................           --          (6.9)      --                 (6.9)
                                                   -----------  -----------      -----------   -----------
Operating income ...............................          91.1         84.7         (8.8)           167.0
Other expenses:
     Interest ..................................          55.3         50.2         58.7(4)         164.2
     Other .....................................           5.0       --            --                  5.0
                                                   -----------  -----------      -----------   -----------
Income (loss) before taxes on income, accounting
   change and extraordinary loss ...............          30.8         34.5        (67.5)            (2.2)
Provision for income taxes .....................          10.7         20.8        (22.3)(5)          9.2
Minority interest ..............................          (0.8)      --            --                 (0.8)
                                                   -----------  -----------      -----------   -----------
Net income (loss) before accounting change and
   extraordinary loss ..........................   $      20.9  $      13.7     $  (45.2)    $      (10.6)
                                                   ===========  ===========      ===========   ===========
Weighted average shares outstanding
     Basic .....................................         222.2        106.0        --               348.2
     Diluted ...................................         222.6        107.2        --               351.3
Earnings (loss) per share before accounting
   change and extraordinary item
     Basic .....................................   $      0.09  $      0.13        --         $     (0.03)
     Diluted ...................................   $      0.09  $      0.13        --         $     (0.03)


                             See accompanying notes.

(c) Within the section entitled "Certain Comparative and Pro Forma Information" of the Offer to Purchase, Note (1) to the "Notes To Unaudited Pro Forma Combined Condensed Balance Sheet" is hereby amended and restated in its entirety as follows:

          Notes to Unaudited Pro Forma Combined Condensed Balance Sheet

(1) To record the excess of purchase price over net assets acquired as follows (in millions):

Purchase consideration:
     Cash paid for 50.1% of outstanding Shares (52,538,317 shares at $30)........................                 $   1,576.1
     Tyson Class A Common Stock issued for 49.9% of the outstanding Shares based upon an average trading price of $12.60, which is the lower end of the range of
       $12.60 to $15.40 of Tyson's average trading price of Tyson Class A Common
       Stock set forth in the Merger Agreement (52,900,490 x 2.381 at $9.25).....................                     1,165.1
Estimated acquisition expenses...................................................................                       167.0
IBP stock options converted to Tyson stock options...............................................                        16.2
IBP stock currently owned by Tyson...............................................................                        12.9
                                                                                                                   ----------
         Total acquisition consideration.........................................................                  $  2,937.3
                                                                                                                   ==========
Total purchase price                                                                                               $  2,937.3
     Less:
         Book value of the Company's net assets acquired.........................................   $  1,865.1
         To eliminate the Company's goodwill.....................................................       (954.0)
                                                                                                    ----------
Estimated fair value of the assets of the Company acquired less liabilities assumed (a),
     (b) and (c).................................................................................                      (911.1)
Identifiable intangible assets (a) and (b).......................................................                       (25.0)
                                                                                                                  -----------
Excess of purchase price over net assets acquired/...............................................                 $   2,001.2
                                                                                                                  ===========

(a) Based upon currently available information Tyson has assumed for purposes of these Unaudited Pro Forma Financial Statements that the book value of the Company's tangible assets and liabilities approximate their fair value. Tyson is in the process of performing a detailed analysis of the fair values of the assets of the Company acquired and liabilities assumed. Based upon this detailed analysis, which has not yet been completed, the allocation of the excess purchase price over the book value of the Company may be further refined. This may result in a portion of the purchase price being further allocated to property, plant and equipment and other identifiable intangible assets with the remainder, representing excess of investments over net assets acquired, constituting goodwill. Tyson anticipates completing this detailed analysis in fiscal 2002.


     On June 29, 2001, the Financial Accounting Standards Board ("FASB") approved the final standards resulting from its deliberations on the business combinations project. The FASB will issue Financial Accounting Standards No. 141 Business Combinations, and No. 142, Goodwill and Other Intangible Assets, in the latter half of July.

     Statement 141 includes the criteria for the recognition of intangible assets separately from goodwill, is effective for any business combination accounted for by the purchase method that is completed after June 30, 2001. Statement 142, which includes the requirements to test goodwill and indefinite lived intangible assets for impairment rather than amortize them, will be effective for fiscal years beginning after December 15, 2001 with early adoption permitted for companies with fiscal years beginning after March 15, 2001, provided they have not yet issued their first quarter financial statements. In all cases, Statement 142 must be adopted as of the beginning of a fiscal year. The pro forma adjustments represent the current estimate of additional amortization based upon current available information for purposes of these Unaudited Pro Forma Financial Statements.

(b) Based upon the Company's Form 10-K for the fiscal year ended December 30, 2000, this amount represents identifiable assets, primarily registered trademarks, which will be amortized on a straight line basis over their estimated useful lives of fifteen years.

(c) Tyson will perform a detailed analysis and measurement of preacquisition contingencies assumed. Tyson anticipates completing this analysis in fiscal 2002. This may result in additional excess of investments over net assets acquired, i.e. goodwill.

(d) Within the section entitled "Certain Comparative and Pro Forma Information" of the Offer to Purchase, Notes (6) and (7) to the "Notes To Unaudited Pro Forma Combined Condensed Statements of Income" is hereby amended and restated in its entirety as follows:

(6) The following schedule conforms the Company's most recent fiscal year to Tyson's fiscal year ended September 30, 2000 (in millions):

                                                                            (b)             (c)
                                                            (a)           Restated       Restated      (a)-(b)+(c)
                                                          Restated       Unaudited       Unaudited      Unaudited
                                                          52 Weeks        39 Weeks       39 Weeks        52 Weeks
                                                       Ended 12/25/99      Ended           Ended          Ended
                                                                         9/25/1999       9/23/2000       9/30/00
                                                        ------------   -------------     ----------   ------------
Sales.............................................      $   15,121.8   $    10,985.8     $ 12,538.7   $   16,674.7
Cost of sales.....................................          14,126.7        10,260.6       11,764.5       15,630.6
                                                        ------------   -------------     ----------   ------------
                                                               995.1           725.2          774.2        1,044.1

Expenses:
  Selling, general and administrative.............             440.5           310.9          422.4          552.0
  Other expense...................................               -               -             31.3           31.3
                                                        ------------   -------------     ----------   ------------
Operating income..................................             554.6           414.3          320.5          460.8
Interest expense..................................              67.8            48.7           64.1           83.2
                                                        ------------   -------------     ----------   ------------
Income before taxes on income, accounting change
  and extraordinary loss..........................             486.8           365.6          256.4          377.6
Provision for income taxes........................             168.9           124.3           97.5          142.1
                                                        ------------   -------------     ----------   ------------
Net income before accounting change and
  extraordinary loss..............................      $      317.9     $     241.3   $      158.9   $      235.5
                                                        ============   =============     ==========   ============


(7) The following schedule conforms the Company's most recent interim period to Tyson's twenty-six weeks ended March 31, 2001 (in millions):

                                                                             (b)
                                                                           Unaudited
                                                            (a)           Restated          (c)        (a)-(b)+(c)
                                                          53 Weeks        39 Weeks     Unaudited 13    Unaudited 26
                                                           Ended           Ended        Weeks Ended    Weeks Ended
                                                         12/30/2000      9/23/2000       3/31/2001      3/31/2001
                                                       ------------     ------------   ------------   -------------
Sales                                                  $   16,949.8     $   12,538.7    $   4,126.5      $ 8,537.6
Cost of sales.....................................         15,913.3         11,764.5        3,950.9        8,099.7
                                                       ------------     ------------   ------------   -------------
                                                            1,036.5            774.2          175.6          437.9

Expenses:
  Selling, general and administrative.............            658.2            422.4          124.3          360.1
  Other expense...................................             31.3             31.3           (6.9)          (6.9)
                                                       ------------     ------------   ------------   -------------
Operating income..................................            347.0            320.5           58.2           84.7
Interest expense..................................             88.3             64.1           26.0           50.2
                                                       ------------     ------------   ------------   -------------
Income before taxes on income, accounting change
    and extraordinary loss........................            258.7            256.4           32.2           34.5
Provision for income taxes........................            106.0             97.5           12.3           20.8
                                                       ------------     ------------   ------------   -------------
Net income before accounting change and
  extraordinary loss..............................      $     152.7    $       158.9    $      19.9     $     13.7
                                                       ============     ============   ============   =============


Item 12. Exhibits.


(a)(1) Offer to Purchase dated July 3, 2001 (also see Exhibit (a)(9) below).*

(a)(2) Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (also see Exhibit (a)(10) below).*

(a)(3) Notice of Guaranteed Delivery (also see Exhibit (a)(11) below).*

(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (also see Exhibit (a)(12) below).*

(a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (also see Exhibit (a)(13) below).*

(a)(6) Form of summary advertisement dated July 3, 2001.*

(a)(7) Joint press Release issued by Tyson and the Company dated June 27, 2001.*

(a)(8) Joint Press Release issued by Tyson and the Company dated June 28, 2001.*

(a)(9) Offer to Purchase dated July 3, 2001 (as amended).

(a)(10) Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (as amended).

(a)(11) Notice of Guaranteed Delivery (as amended).

(a)(12) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (as amended).

(a)(13) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (as amended).

(a)(14) Press Release issued by Tyson dated July 5, 2001.

(d)(1) Confidentiality Agreement between Tyson and the Company dated December 4, 2000 (incorporated by reference to Exhibit (d)(1) to the Schedule TO of Purchaser and Tyson filed on December 12, 2000).*

(d)(2) Confidentiality Agreement between Tyson and the Company dated December 18, 2000 (incorporated by reference to Exhibit (d)(6) to Amendment No. 9 to the Schedule TO of Purchaser and Tyson filed on January 5, 2001).*

(d)(3) Agreement and Plan of Merger among the Company, Tyson and Purchaser dated as of January 1, 2001 (incorporated by reference to Exhibit
        (d)(4) to Amendment No. 9 to the Schedule TO of Purchaser and Tyson filed on January 5, 2001).*

(d)(4) Voting Agreement by and between Tyson Limited Partnership and the Company dated as of January 1, 2001 (incorporated by reference to Exhibit (d)(5) to Amendment No. 9 to the Schedule TO of Purchaser and Tyson filed on January 5, 2001).*

(d)(5) Stipulation and Order dated June 27, 2001, IBP, inc. v. Tyson Foods, Inc., C.A. No. 18373, Court of Chancery of the State of Delaware.*

(d)(6) Letter of Tyson Limited Partnership dated June 27, 2001.*

*    Previously filed.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                        TYSON FOODS, INC.

                        /s/ LES R. BALEDGE
                        --------------------------------------
                        (Signature)

                        Les R. Baledge,
                        Executive Vice President and General Counsel_
                        ---------------------------------------------
                        (Name and Title)

                        July 5, 2001
                        -----------------------------------------
                        (Date)

                        LASSO ACQUISITION CORPORATION
                        /s/ LES BALEDGE
                        --------------------------------------
                        (Signature)

                        Les R. Baledge, Executive Vice President
                        -----------------------------------------
                        (Name and Title)

                        July 5, 2001
                        -----------------------------------------
                         (Date)

EXHIBIT INDEX Exhibit No.

-----------
Item 12. Exhibits.


(a)(1) Offer to Purchase dated July 3, 2001 (also see Exhibit (a)(9) below).*

(a)(2) Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (also see Exhibit (a)(10) below).*

(a)(3) Notice of Guaranteed Delivery (also see Exhibit (a)(11) below).*

(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (also see Exhibit (a)(12) below).*

(a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (also see Exhibit (a)(13) below).*

(a)(6) Form of summary advertisement dated July 3, 2001.*

(a)(7) Joint press Release issued by Tyson and the Company dated June 27, 2001.*

(a)(8) Joint Press Release issued by Tyson and the Company dated June 28, 2001.*

(a)(9) Offer to Purchase dated July 3, 2001 (as amended).

(a)(10) Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (as amended).

(a)(11) Notice of Guaranteed Delivery (as amended).

(a)(12) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (as amended).

(a)(13) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (as amended).

(a)(14) Press Release issued by Tyson dated July 5, 2001.

(d)(1) Confidentiality Agreement between Tyson and the Company dated December 4, 2000 (incorporated by reference to Exhibit (d)(1) to the Schedule TO of Purchaser and Tyson filed on December 12, 2000).*

(d)(2) Confidentiality Agreement between Tyson and the Company dated December 18, 2000 (incorporated by reference to Exhibit (d)(6) to Amendment No. 9 to the Schedule TO of Purchaser and Tyson filed on January 5, 2001).*

(d)(3) Agreement and Plan of Merger among the Company, Tyson and Purchaser dated as of January 1, 2001 (incorporated by reference to Exhibit
       (d)(4) to Amendment No. 9 to the Schedule TO of Purchaser and Tyson filed on January 5, 2001).*

(d)(4) Voting Agreement by and between Tyson Limited Partnership and the Company dated as of January 1, 2001 (incorporated by reference to Exhibit (d)(5) to Amendment No. 9 to the Schedule TO of Purchaser and Tyson filed on January 5, 2001).*

(d)(5) Stipulation and Order dated June 27, 2001, IBP, inc. v. Tyson Foods, Inc., C.A. No. 18373, Court of Chancery of the State of Delaware.*

(d)(6) Letter of Tyson Limited Partnership dated June 27, 2001.*


*    Previously filed.